SEC, Washington Exemption File No. 82-5079

Press release

02055673

Skandia

SEC MAIL PROCESSING
RECEIVED
OCT 29 2002
WASH. D.C. 155 SECTION

16 October 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Skandia streamlines its Swedish corporate structure

SUPPL

Skandia has developed in recent years, from an insurance company working primarily with property & casualty insurance, to the focused savings company it is today. Skandia's core business is unit-linked assurance and other mutual fund products. As a natural development, a decision has been made to transfer the unit-linked assurance portfolio in SkandiaLink Livförsäkringsaktiebolaget to Försäkringsaktiebolaget Skandia. This will make the parent company an operating company once more with the same operational focus as the rest of the group.

At Försäkringsaktiebolaget Skandia's Annual General Meeting in April 2002 it was decided to amend the company's articles of association so that direct and indirect insurance may be issued – in addition to accident and health insurance – in all life insurance classes, including unit-linked assurance.

For policyholders, the amendment has no material significance and only means that SkandiaLink Livförsäkringsbolag's policyholders will have Försäkringsaktiebolaget Skandia as their new insurance provider. The unit linked assurance operations will be conducted under the SkandiaLink brand as an independent unit within the parent company with the same management and strategic focus as before.

The portfolio transfer is subject to the usual regulatory approval.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46-8-788 3643
Gunilla Svensson, Press Officer, tel +46-8-788 4297

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL